EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS
	Quarter ended March 31,
(in millions)	2014	2013

Earnings including interest on deposits (1):
Income before income tax expense	$8,352	7,640
Less: Net income from noncontrolling interests	182	49
Income before income tax expense and after noncontrolling interests	8,170	7,591
Fixed charges	1,094	1,248
	9,264	8,839

Preferred dividend requirement	285	240
Tax factor (based on effective tax rate)	1.39	1.47

Preferred dividends (2)	$395	352
Fixed charges (1):
Interest expense	997	1,151
Estimated interest component of net rental expense	97	97
	1,094	1,248
Fixed charges and preferred dividends	1,489	1,600

Ratio of earnings to fixed charges and preferred dividends (3)	6.22	5.52

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,170	7,591
Fixed charges	815	879
	8,985	8,470

Preferred dividends (2)	395	352
Fixed charges:
Interest expense	997	1,151
Less: Interest on deposits	279	369
Estimated interest component of net rental expense	97	97
	815	879
Fixed charges and preferred dividends	$1,210	1,231

Ratio of earnings to fixed charges and preferred dividends (3)	7.42	6.88

(1) As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)

These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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